09055867

F9
3/11

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequence Investment Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 Rutledge Avenue
(No. and Street)

Charleston SC 29403
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser Duncan CPA's
(Name – *if individual, state last, first, middle name*)

840 Johnnie Dodds Blvd. Building 3, Suite A Mt. Pleasant SC 29464
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J High, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequence Investment Partners, as of February 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dustin L. Cansby
My commission expires
7/25/2017

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUENCE INVESTMENT PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

SEQUENCE INVESTMENT PARTNERS, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Table of Contents

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA
Chris M. Duncan, CPA

member:
American Institute of CPAs
SC Association of CPAs

Independent Auditors' Report

To the Member
Sequence Investment Partners, LLC
Charleston, South Carolina

We have audited the accompanying statement of financial condition of Sequence Investment Partners, LLC (a South Carolina Limited Liability Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Sequence Investment Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GlaserDuncan, CPAs

February 23, 2009

890 Johnnie Dodds Blvd., Building 3, Suite A, Mt. Pleasant, SC 29464 P 843.849.0655 F 843.849.0612 www.glaserduncan.com

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	13,759
Accounts receivable		3,907
Prepaid expenses		5,753
Property and equipment, net of accumulated depreciation of $29,425		8,824
Total Assets	$	32,243

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	2,756
Accrued payroll		5,312
Total liabilities		8,068
Member's Equity		
Member's equity		24,175
Total Liabilities and Member's Equity	$	32,243

See accompanying notes and independent auditors' report.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Operating Revenue	$	412,065
General and Administrative Expenses		509,034
Loss from operations		(96,969)
Other Income		
Interest income		398
Other income		3,009
Total other income		3,407
Net Loss	$	(93,562)

See accompanying notes and independent auditors' report.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Member's Equity, at Beginning of Year	$	83,637
Distributions to Member		(635,576)
Contributions from Member		669,676
Net Loss		(93,562)
Member's Equity, at End of Year	$	24,175

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities		
Cash received from customers	$	408,158
Cash paid to suppliers and employees		(506,358)
Interest received		3,407
Net cash used for operating activities		(94,793)
Cash Flows from Financing Activities		
Member contributions received		669,676
Distributions to member		(635,576)
Net cash provided by financing activities		34,100
Net Decrease in Cash and Cash Equivalents		(60,693)
Cash and Cash Equivalents, at Beginning of the Year		74,452
Cash and Cash Equivalents, at End of the Year	$	13,759

See accompanying notes and independent auditors' report.

SEQUENCE INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2008

Reconciliation of Net Loss to Net Cash Used by Operating Activities

Net Loss	$ (93,562)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Depreciation	11,455
Bad debt expense	6,000
Change in Current Operating assets and Liabilities:	
Increase in:	
Accounts receivable	(9,907)
Prepaid expenses	(330)
(Decrease) increase in:	
Accounts payable	(13,761)
Other liabilities	5,312
Total adjustments	(1,231)
Net Cash Used by Operating Activities	$ (94,793)

See accompanying notes and independent auditors' report.

SEQUENCE INVESTMENT PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sequence Investment Partners, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Sequence Investment Partners, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a South Carolina Limited Liability Company and wholly owned subsidiary of Sequence Holdings, LLC that was organized in April 2005.

The Company operates a limited investment banking business consisting of advisory work and private placements to accredited investors. The Company does not hold funds or securities for or owe money or securities to customers.

Limited Liability Company
The single member of Sequence Investment Partners, LLC has limited liability.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates include depreciable lives and depreciation methods for fixed assets.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2008 was $11,455.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses totaled $25,572 for the year ended December 31, 2008.

Income Taxes
The Company was established as a single member Limited Liability Company (LLC), which is disregarded as an entity separate from its owner for Federal Income Tax Purposes. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the company's taxable income.

2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 are as follows:

Software	$	30,400
Office equipment		3,498
Furniture and fixtures		4,351
		38,249
Accumulated depreciation		(29,425)
Net property and equipment	$	8,824

3. OPERATING LEASES

The Company leases its facilities under an operating lease expiring in December 31, 2009. Lease expense is recognized on a straight line basis, in accordance with accounting principles generally accepted in the United States of America.

Lease expense for the year ended December 31, 2008, was $30,678. See Note 4 for additional information on lease.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2008, are:

Year Ended December 31,		Amount
2009	$	12,000
Thereafter		-
Total future minimum rental payments	$	12,000

4. RELATED PARTY TRANSACTIONS

During the year, the Company leased its operating premises from its parent company, and subsequent to that, one of its members. Total rental expense for the facilities was $30,678 for the year ended December 31, 2008. The lease term is twelve months through December 31, 2009, and provides for monthly rate of $1,000.

The Company entered into a management services agreement with its parent on December 1, 2005. Under the terms of the agreement, the Company paid $1,000 per month for administrative services provided by its parent company including telephone, internet access, copier, janitorial and office supplies. The agreement was cancelled in August 2008 when the Company moved to a different location. The Company paid a total of $7,000 to its parent during 2008 in accordance with this agreement.

5. CONTINGENCIES AND COMMITMENTS

The Company is subject to legal proceedings covering a range of matters that arise in the ordinary course of business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company.

SEQUENCE INVESTMENT PARTNERS, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	8,068
Total aggregate indebtedness:		8,068
Net Capital:		
Member's equity	$	24,175
Adjustments to net capital:		
Other assets		(9,660)
Property and equipment, net		(8,824)
Net capital, as defined		5,691
Minimum net capital requirement		5,000
Net capital in excess of requirement	$	691
Ratio of aggregate indebtedness to net capital		141.77%

SEQUENCE INVESTMENT PARTNERS, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2008

Reconciliation of 4th Quarter 2008 FOCUS Report to Audited Financial Statements at December 31, 2008:

	UNAUDITED	
	Per FOCUS Report	Difference from Audited Financial Statements
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 2,904	$ (5,164)
Total aggregate indebtedness:	2,904	(5,164)
Net Capital:		
Member's equity	$ 40,941	$ 16,766
Adjustments to net capital:		
Other assets	(9,660)	-
Property and equipment, net	(20,279)	(11,455)
Net capital, as defined	11,002	5,311
Minimum net capital requirement	5,000	-
Net capital in excess of requirement	$ 6,002	$ 5,311
Ratio of aggregate indebtedness to net capital	26.40%	

The differences in computations of Net Capital per the 4th Quarter 2008 FOCUS Report and the 2008 audited financial statements are the result of adjustments made during the audit.

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA
Chris M. Duncan, CPA

member:
American Institute of CPAs
SC Association of CPAs

Report of Independent Public Accounting Firm on Internal Control

To The Member
Sequence Investment Partners, LLC
Charleston, South Carolina

In planning and performing our audit of the financial statements of Sequence Investment Partners, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Also, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) at and for the year ended December 31, 2008, in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. A significant deficiency was noted during the audit of the financial statements. This deficiency related to the identification by the auditors of a material misstatement in the financial statements for the period under audit that was not initially identified by the entity's internal control. However, this deficiency is not considered to be a material weakness in internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except as described in the paragraph above, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Glaser Duncan, CPAs

February 23, 2009